EXHIBIT 99.1

Brookfield Infrastructure Reports First Quarter 2024 Results

BROOKFIELD, NEWS, May 01, 2024 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (Brookfield Infrastructure, BIP, or the Partnership) (NYSE: BIP; TSX: BIP.UN) today announced its results for the first quarter ended March 31, 2024.

“The benefits of inflation indexation, better than expected economic activity and strong contributions from new investments have favorably impacted our financial results,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure Partners. “With the base business performing well and successful capital recycling, we are positioned for success over the balance of 2024.”

	For the three months ended March 31
US$ millions (except per unit amounts), unaudited[1]	2024	2023
Net income (loss)[2]	$170	$23
– per unit[3]	$0.10	$(0.07)
FFO[4]	$615	$554
– per unit[5]	$0.78	$0.72

Brookfield Infrastructure reported net income of $170 million for the three month period ended March 31, 2024 compared to $23 million in the prior year. Current quarter results benefited from strong operational performance and the contribution from recent acquisitions. The current period also reflects higher mark-to-market gains relative to losses incurred in the prior period. These positive impacts were partially offset by higher borrowing costs associated with our recent capital recycling initiatives.

Funds from operations (FFO) of $615 million increased by 11% compared with the same period last year. This increase reflects organic growth of 7%, as well as strong contributions associated with over $2 billion of new investments, partially offset by the impact of our capital recycling program and higher interest costs. Organic growth during the period was supported by inflation indexation, strong transportation volumes and the commissioning of over $1 billion of new capital from our capital backlog.

Segment Performance

The following table presents FFO by segment:

	For the three months ended March 31
US$ millions, unaudited[1]	2024	2023
FFO by segment
Utilities	$190	$208
Transport	302	192
Midstream	170	198
Data	68	70
Corporate	(115)	(114)
FFO[4]	$615	$554

The utilities segment generated FFO of $190 million, compared to $208 million in the same period last year. The decline is primarily attributable to the sale of our interest in an Australian regulated utility business. After adjusting for asset sales and financings completed, organic growth for the segment was approximately 8%. This growth is primarily from inflation indexation and the commissioning of over $450 million of capital into the rate base during the last twelve months.

FFO for the transport segment was $302 million, representing a 57% increase over the same period last year. The step-change is attributable to strong underlying performance and the acquisition of Triton which is performing well above our plan. The balance of our transport operations grew by 10%, driven by inflationary tariff increases and higher volumes. Our rail networks and toll roads realized average rate increases of 9% and 7%, respectively, over the same period last year, highlighting the benefits of inflation indexation. Traffic levels on our roads increased by 4% and our diversified terminals recorded 7% higher volumes.

Our midstream segment generated FFO of $170 million, which is comparable to the prior year after excluding the impact of capital recycling initiatives. Although our direct commodity price exposure is limited, the prevailing environment has been very favorable for customer activity levels and demand for our critical midstream assets. This demand has been most robust across our North American Gas Storage operations where we have extended contract duration and achieved rates higher than last year.

FFO from our data segment was $68 million, which is comparable to the same period last year. Results for the quarter benefited from a full quarter contribution from our German telecom tower operation, two hyperscale data center platform acquisitions and the purchase of 40 retail colocation data center sites out of bankruptcy. These acquisitions were largely offset by the sale of our interest in a New Zealand integrated data distribution business, which closed in June 2023.

Update on Strategic Initiatives

Market conditions have continued to improve during 2024. Activity levels for M&A processes have increased, and as a result, the environment for transacting should be more balanced this year as compared to the prior year. We have made significant progress on our capital recycling plans, securing $1.2 billion in proceeds of which $1.1 billion has been closed to date. This success sets us up well to achieve our $2 billion annual capital recycling target.

In April, we signed binding documentation to sell the fiber platform within our French Telecom Infrastructure business to a financial buyer. The transaction has an enterprise value of over €1 billion (approximately €175 million net to BIP) and is expected to result in an IRR of 17% and a multiple of capital of approximately 1.9x. We expect to generate up to $100 million in net-to-BIP proceeds when the transaction closes later this year.

During the quarter we also completed several opportunistic asset level financings to right-size capital structures and pull forward future sale proceeds. At our Brazilian regulated gas transmission business, we completed a $1.6 billion financing that resulted in approximately $500 million of proceeds net to BIP. When combined with two refinancings completed at two pipeline operations in North America, we have generated over $1 billion for the partnership, while making these businesses more attractive to a wider buyer universe.

The investment pipeline remains quite full, but we are being very selective in pursuing only those opportunities with high risk adjusted returns. There are a significant number of organic and tuck-in opportunities that are our primary focus at the moment, since these are typically our highest returning investments.

Our largest investment in the quarter was a low-risk follow-on investment. We acquired an incremental 10% stake in our Brazilian integrated rail and logistics provider from an existing shareholder for approximately $365 million. The purchase increased our ownership to 21% (37% total Brookfield ownership) in a high performing business with strong fundamentals at an over 20% discount to our view of fair value. Additionally, the acquisition improves Brookfield’s governance as we are now the business’s largest shareholder.

We are also continuing to advance the follow-on acquisition of a portfolio of telecom towers in India, which is expected to close in Q4 2024, subject to regulatory approvals. The total equity consideration is expected to be approximately $1 billion, with BIP’s share expected to be approximately $150 million. All together our total capital deployment so far this year is over $500 million.

Distribution and Dividend Declaration

The Board of Directors of BIP declared a quarterly distribution in the amount of $0.405 per unit, payable on June 28, 2024 to unitholders of record as at the close of business on May 31, 2024. This distribution represents a 6% increase compared to the prior year. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 9, Series 11, Series 13 and Series 14 have also been declared, as well as the capital gains dividend for BIP Investment Corporation Senior Preferred Shares, Series 1. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BIPC has declared an equivalent quarterly dividend of $0.405 per share, also payable on June 28, 2024 to shareholders of record as at the close of business on May 31, 2024.

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s First Quarter 2024 Results, as well as Letter to Unitholders and Supplemental Information, under the Investor Relations section at https://bip.brookfield.com.

To participate in the Conference Call today at 9:00am EDT, please pre-register at https://register.vevent.com/register/BI187b9b7282444d828d03ad38790c03e9. Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/p/s3dzba8n.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over $900 billion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media:	Investors:
Simon Maine	Stephen Fukuda
Managing Director	Senior Vice President
Corporate Communications	Corporate Development & Investor Relations
Tel: +44 739 890 9278	Tel: +1 416 956 5129
Email: simon.maine@brookfield.com	Email: stephen.fukuda@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable securities laws. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.

Any statements contained herein with respect to tax consequences are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any person, and no representation with respect to tax consequences is made. Unitholders and shareholders are urged to consult their tax advisors with respect to their particular circumstances.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

  Please refer to page 10 for results of Brookfield Infrastructure Corporation.
  Includes net income attributable to limited partners, the general partner, and non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.
  Average number of limited partnership units outstanding on a time weighted average basis for the three-month period ended March 31, 2024 was 461.4 million (2023: 458.4 million).
  We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. FFO includes balances attributable to the Partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of net income to FFO is available on page 8 of this release. Readers are encouraged to consider both measures in assessing our company’s results.
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three-month period ended March 31, 2024 was 792.0 million (2023: 771.4 million).

Brookfield Infrastructure Partners L.P. Consolidated Statements of Financial Position
	As of
US$ millions, unaudited	March 31, 2024	Dec. 31, 2023

Assets
Cash and cash equivalents	$1,580	$1,857
Financial assets	647	787
Property, plant and equipment and investment properties	55,014	52,879
Intangible assets and goodwill	30,068	30,333
Investments in associates and joint ventures	5,378	5,402
Deferred income taxes and other	10,573	9,526
Total assets	$103,260	$100,784

Liabilities and partnership capital
Corporate borrowings	$4,937	$4,911
Non-recourse borrowings	44,136	40,904
Financial liabilities	2,702	2,875
Deferred income taxes and other	18,862	18,078

Partnership capital
Limited partners	5,162	5,321
General partner	28	28
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	2,122	2,190
Exchangeable units/shares[1]	1,557	1,605
Perpetual subordinated notes	293	293
Interest of others in operating subsidiaries	22,543	23,661
Preferred unitholders	918	918
Total partnership capital	32,623	34,016
Total liabilities and partnership capital	$103,260	$100,784
  Includes non-controlling interest attributable to BIPC exchangeable shares, BIPC exchangeable LP units and Exchange LP units.

Brookfield Infrastructure Partners L.P. Consolidated Statements of Operating Results
	For the three months ended March 31
US$ millions, except per unit information, unaudited	2024	2023

Revenues	$5,187	$4,218
Direct operating costs	(3,913)	(3,229)
General and administrative expense	(97)	(103)
	1,177	886
Interest expense	(794)	(568)
Share of earnings from associates and joint ventures	41	103
Mark-to-market gains (losses)	4	(94)
Other income (expense)	398	(95)
Income before income tax	826	232
Income tax (expense) recovery
Current	(162)	(132)
Deferred	150	43
Net income	814	143
Non-controlling interest of others in operating subsidiaries	(644)	(120)
Net income attributable to partnership	$170	$23

Attributable to:
Limited partners	$56	$(25)
General partner	74	65
Non-controlling interest
Redeemable partnership units held by Brookfield	23	(11)
Exchangeable units/shares[1]	17	(6)
Basic and diluted gains (losses) per unit attributable to:
Limited partners[2]	$0.10	$(0.07)
  Includes non-controlling interest attributable to BIPC exchangeable shares, BIPC exchangeable LP units and Exchange LP units.
  Average number of limited partnership units outstanding on a time weighted average basis for the three-month period ended March 31, 2024 was 461.4 million (2023: 458.4 million).

Brookfield Infrastructure Partners L.P. Consolidated Statements of Cash Flows
	For the three months ended March 31
US$ millions, unaudited	2024	2023

Operating Activities
Net income	$814	$143
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	13	52
Depreciation and amortization expense	936	645
Mark-to-market, provisions and other	(353)	201
Deferred income tax recovery	(150)	(43)
Change in non-cash working capital, net	(419)	(481)
Cash from operating activities	841	517

Investing Activities
Net (investments in) proceeds from:
Operating assets	(658)	(4,699)
Associates	—	(702)
Long-lived assets	(1,483)	(489)
Financial assets	23	121
Net settlements of foreign exchange contracts	5	(1)
Other investing activities	(46)	(683)
Cash used by investing activities	(2,159)	(6,453)

Financing Activities
Distributions to limited and general partners	(411)	(376)
Net borrowings:
Corporate	86	898
Subsidiary	3,529	2,534
Partnership units issued	3	6
Net capital provided (to) by non-controlling interest	(1,637)	3,005
Lease liability repaid and other	(513)	70
Cash from financing activities	1,057	6,137

Cash and cash equivalents
Change during the period	$(261)	$201
Cash reclassified as held for sale	—	(6)
Impact of foreign exchange on cash	(16)	41
Balance, beginning of period	1,857	1,279
Balance, end of period	$1,580	$1,515

Brookfield Infrastructure Partners L.P. Reconciliation of Net Income to Funds from Operations
	For the three months ended March 31
US$ millions, unaudited	2024	2023

Net income	$814	$143
Add back or deduct the following:
Depreciation and amortization	936	645
Share of earnings from investments in associates and joint ventures	(41)	(103)
FFO contribution from investments in associates and joint ventures[1]	225	239
Deferred tax recovery	(150)	(43)
Mark-to-market (gains) losses	(4)	94
Other (income) expense[2]	(309)	163
Consolidated Funds from Operations	$1,471	$1,138
FFO Attributable to non-controlling interests[3]	(856)	(584)
FFO	$615	$554
  FFO contribution from investments in associates and joint ventures correspond to the FFO attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method.
  Other (income) expense corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other income/expenses excluded from FFO primarily includes gains on acquisitions and dispositions of subsidiaries, associates and joint ventures, gains or losses relating to foreign currency translation reclassified from accumulated comprehensive income to other expense, acquisition costs, gains/losses on remeasurement of borrowings, amortization of deferred financing costs, fair value remeasurement gains/losses, accretion expenses on deferred consideration or asset retirement obligations, impairment losses, and gains or losses on debt extinguishment.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Infrastructure Partners L.P. Statements of Funds from Operations per Unit
	For the three months ended March 31
US$, unaudited	2024	2023

Earnings (losses) per limited partnership unit[1]	$0.10	$(0.07)
Add back or deduct the following:
Depreciation and amortization	0.54	0.45
Deferred taxes and other items	0.14	0.34
FFO per unit[2]	$0.78	$0.72
  Average number of limited partnership units outstanding on a time weighted average basis for the three-month period ended March 31, 2024 was 461.4 million (2023: 458.4 million).
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three-month period ended March 31, 2024 was 792.0 million (2023: 771.4 million).

Notes:

The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Corporation Reports First Quarter 2024 Results

The Board of Directors of Brookfield Infrastructure Corporation (“BIPC” or our “company”) (NYSE, TSX: BIPC) today declared a quarterly dividend in the amount of $0.405 per class A exchangeable subordinate voting share of BIPC (a “Share”), payable on June 28, 2024 to shareholders of record as at the close of business on May 31, 2024. This dividend is identical in amount per Share and has identical record and payment dates to the quarterly distribution announced today by Brookfield Infrastructure Partners L.P. (“BIP” or the “Partnership”) on its units.

The Shares of BIPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Infrastructure Partnership L.P. (“BIP” or the “Partnership”) (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BIP’s units and each Share being exchangeable at the option of the holder for one BIP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BIP’s units and the combined business performance of our company and BIP as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review BIP’s letter to unitholders, supplemental information and its other continuous disclosure filings. BIP’s letter to unitholders and supplemental information are available at https://bip.brookfield.com. Copies of the Partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at https://sec.gov or on SEDAR+ at https://sedarplus.ca.

Results

The net income of BIPC is captured in the Partnership’s financial statements and results.

BIPC reported net income of $197 million for the three-month period ended March 31, 2024, compared to a net loss of $195 million in the prior year. After removing the impact of the revaluation on our own Shares that are classified as liabilities under IFRS, underlying earnings were 43% higher than the prior year. Current period results benefited from the acquisition of Triton International, our global logistics operation, inflation indexation across our business and capital commissioned into rate base at our U.K. regulated distribution business. These benefits were partially offset by higher financing costs at our businesses as a result of incremental borrowings. Additionally offsetting results was an increase in dividends paid on our exchangeable shares, which are classified as interest expense, due to the 6% increase in our quarterly dividend compared to the prior year.

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the impact of the market price of BIP’s units and the combined business performance of our company and BIP as a whole on the market price of the Shares. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by BIPC with the securities regulators in Canada and the United States including “Risk Factors” in BIPC’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Brookfield Infrastructure Corporation Consolidated Statements of Financial Position
	As of
US$ millions, unaudited	March 31, 2024	Dec. 31, 2023

Assets
Cash and cash equivalents	$355	$539
Due from Brookfield Infrastructure	1,826	1,288
Property, plant and equipment	14,033	14,151
Intangible assets	3,576	3,699
Goodwill	1,710	1,726
Deferred tax asset and other	2,404	2,506
Total assets	$23,904	$23,909

Liabilities and Equity
Accounts payable and other	$888	$1,099
Loans payable to Brookfield Infrastructure	26	26
Exchangeable and class B shares	4,117	4,153
Non-recourse borrowings	13,498	12,028
Financial liabilities	65	75
Deferred tax liabilities and other	2,394	2,460

Equity
Equity in net assets attributable to the Partnership	(379)	(399)
Non-controlling interest	3,295	4,467
Total equity	2,916	4,068
Total liabilities and equity	$23,904	$23,909

Brookfield Infrastructure Corporation Consolidated Statements of Operating Results
	For the three months ended March 31
US$ millions, unaudited	2024	2023

Revenues	$902	$497
Direct operating costs	(339)	(147)
General and administrative expenses	(18)	(16)
	545	334

Interest expense	(239)	(153)
Share of earnings from investments in associates	—	1
Remeasurement of exchangeable and class B shares	37	(307)
Mark-to-market and other	(47)	10
Income (loss) before income tax	296	(115)
Income tax (expense) recovery
Current	(101)	(80)
Deferred	2	—
Net income (loss)	$197	$(195)

Attributable to:
Partnership	$28	$(301)
Non-controlling interest	169	106

Brookfield Infrastructure Corporation Consolidated Statements of Cash Flows
	For the three months ended March 31
US$ millions, unaudited	2024	2023

Operating Activities
Net income (loss)	$197	$(195)
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	—	(1)
Depreciation and amortization expense	195	55
Mark-to-market and other	45	5
Remeasurement of exchangeable and class B shares	(37)	307
Deferred income tax recovery	(2)	—
Change in non-cash working capital, net	(120)	(181)
Cash from (used by) operating activities	278	(10)

Investing Activities
Purchase of long-lived assets, net of disposals	(97)	(125)
Purchase of financial assets and other	—	(4)
Other investing activities	31	—
Cash used by investing activities	(66)	(129)

Financing Activities
Net capital provided to non-controlling interest	(1,363)	(115)
Net borrowings	957	111
Other financing activities	18	—
Cash used by financing activities	(388)	(4)

Cash and cash equivalents
Change during the period	$(176)	$(143)
Impact of foreign exchange on cash	(8)	7
Balance, beginning of period	539	445
Balance, end of period	$355	$309